Pernix Group, Inc.

151 E. 22nd Street, Lombard, Illinois 60148

October 17, 2013

United States Securities and Exchange Commission

Era Anagnosti

Staff Attorney

Division of Corporation Finance

Washington, D.C. 20549

Re:                             Pernix Group, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed October 3, 2013

File No. 333-92445

Dear Era Anagnosti,

We have received your email dated October 16, 2013 in reference to the subject noted above. In addition to providing the Company’s responses to your comments, we have prepared Pre 14A Amendment No. 1 to our Pre 14A filing dated October 3, 2013. Below please find our response to your comments as well as our revised disclosures per our PRE 14A Amendment No.1.

SEC Comment #1:

PRE 14A

Item 4. Proposal to Authorize Registration of Additional Common Shares and Deregistration of the Current Registration Statement for Common Shares, page 21

1.                                      It is not readily apparent what action is being submitted to the stockholders for their vote and approval.  The description here suggests that the stockholders are being asked to “authorize the filing” of a new registration statement on a Form S-1 for a total of 11,245,585 shares of the company’s common stock, while the proxy card describes the action as “Authorization of Issuance of New Common Shares.”  It appears that you intend to register the same number of shares that will be deregistered from the registration statement on Form S-1, File No.333-174539, declared effective on May 15, 2012.  Assuming that there were no securities sold pursuant to the old registration statement, the filing of a new registration statement for the same number of securities would not appear to constitute an “Issuance of New Common Shares.”  We note that other than a change in the price per share for the 5,000,000 shares to be sold by the company, the offering terms between the two registration statements appear to remain substantially the same.  Please revise your disclosure to accurately describe the action(s) that you are submitting to the security holders for their approval and make corresponding changes to the proxy card.  Please ensure that you provide a comprehensive discussion of the reasons for submitting the proposal to a vote of the security holders.  In addition, please indicate what action you will take if there is a negative vote on the proposal by the security holders.  Refer to Item 18 of Schedule 14A.

Pernix Group’s Response:

We agree with your comment that the action is being submitted to the stockholders for their vote and approval is not readily apparent. We have changed the disclosure and proxy card to clarify the objectives and to explain why we are submitting the proposal for shareholder approval and what action the Company will take if there is a negative vote on the proposal.

As background, the original registration statement on Form S-1, File No 333-174539 registered 5,000,000 common shares under a primary offering at a fixed offering price of $5.00 per share and 6,245,585 already outstanding common shares under a secondary offering to allow shareholders to sell registered shares. Of the 5,000,000 primary offering shares registered, none of them have been sold at this point in time.

Our intention is not to register “New” shares; therefore we will revise the related language in the PRE 14A and on the voting card. The action being submitted to the shareholders for their vote and approval is intended to inform the shareholders of and obtain their approval for our three objectives as follows:

1.              To update the current registration statement as it is set to expire in May 2014, thereby resulting in the deregistration of the current registration statement.

2.              In connection with the re-registration of common shares, to potentially reduce the number of primary common shares to be registered as we do not necessarily need to register 5,000,000 shares at this time. In addition, the Company will reduce the fixed offering price on the primary offering common shares to be re-registered.

3.              In connection with the re-registration, the 6,245,585 secondary offering shares will be re-registered as such.

REVISED DISCLOSURE AND VOTING CARD ITEM

ITEM 4.

PROPOSAL TO UPDATE THE EXISTING REGISTRATION STATEMENT ON COMMON SHARES

The Board of Directors proposes that the shareholders authorize the update of the Company’s Registration Statement Form S-1 with the United States Securities and Exchange Commission (SEC).  The Board of Directors is proposing the deregistration of the existing Registration Statement in order to file an updated Registration Statement to accomplish three objectives:  First, to potentially reduce the number of primary offering shares to be registered from 5,000,000 to 5,000,000 or less common shares; Second, to reduce the fixed offering price on the primary offering shares; and Third, to re-register 6,245,585 secondary offering shares. The Board of Directors recommends that the updated Registration Statement prospectus include a registration of up to 11,245,585 total shares of common stock.  Included in the total shares that will be re-registered for sale by Pernix Group, Inc. are an initial primary offering of up to 5,000,000 shares which will be sold at a fixed offering price to be determined by the Company’s executive management team on or before December 31, 2014.  The remaining 6,245,585 will be re-registered as secondary offering shares and may be resold from time to time by the selling stockholders or their permitted transferees, distributees, donees, pledges, assignees or other successors in interest.

In the event that this item is not approved by the security holders, the Company will not deregister the current Registration Statement on Form S-1 and the Company will not re-register the related Common Shares.

The Board of Directors recommends a vote “FOR” the approval to update the Registration Statement as described above.

In addition, Item 4 on the voting card has been revised as follows:

	FOR	AGAINST	ABSTAIN
4. Authorization of Update of Registration Statement on Common Shares

Authorize re-registration of up to 5,000,000 primary offering Common Shares at a reduced fixed offering price to be determined by the Company’s Executive Management and authorize re-registration of 6,245,585 secondary Common Shares

	☐	☐	☐

SEC Comments #2 through #4:

PRE 14A

Item 5. Proposal to Authorize and the Designation of Series A Preferred Stock, page 21

2.                                      It appears that the security holders will be asked to approve an amendment to the company’s certificate of incorporation to increase (i) the number of authorized preferred shares and (ii) the number of authorized Series A Cumulative Convertible Preferred Stock. As such, please revise your disclosure as well as the descriptive heading to accurately describe the item for which you are seeking stockholders’ approval.  Please make confirming changes to the proxy card.

3.                                      Please expand your disclosure to include the sections of the certificate of incorporation being amended.  If true, please state that the terms of the preferred stock including Series A Preferred Stock will remain the same, or otherwise, revise your disclosure to observe the disclosure requirements of Item 11(b) of Schedule 14A.

4.                                      Please disclose whether further shareholder action will be required to authorize the issuance of the additional shares of preferred stock and Series A Preferred Stock being authorized.  Refer to Item 11(c) of Schedule 14A.

Pernix Group’s Response:

We have revised our disclosure, descriptive heading and proxy card to accurately describe the items for which we are seeking stockholders’ approval. We have also indicated in the disclosure that the terms of the preferred stock including Series A Preferred Stock will remain the same and that no other shareholder action will be required to authorize the issuance of the additional shares of preferred stock and Series A Preferred Stock being authorized. Finally we have added as Appendices C and D to the PRE 14A filing the form of certificate of amendment to the Restated Certificate of Incorporation and the form of Certificate of Designation of Series A Preferred Stock. The revised disclosure, proxy card item and appendices are included below for your consideration.

REVISED DISCLOSURE

ITEM 5.

PROPOSAL TO APPROVE THE INCREASE OF AUTHORIZED PREFERRED STOCK FROM 500,000 SHARES TO 2,000,000 SHARES AND APPROVAL OF INCREASE IN DESIGNATION OF SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK FROM 100,000 TO 1,600,000 SHARES

The Board of Directors proposes the shareholders authorize an increase in preferred stock designated as Series A Cumulative Convertible Preferred Stock from 100,000 shares with a par value of $0.01 per share to 1,600,000 shares with a par value of $0.01 per share. Additionally, the Board of Directors proposes that the shareholders authorize the increase the total number of authorized preferred shares from 500,000 shares with a par value of $0.01 to 2,000,000 shares with a par value of $0.01 and the amendment of the Company’s Certificate of Incorporation to reflect this change. The purpose of the proposed increase in the number of shares of preferred stock authorized and designated as Series A Cumulative Convertible Preferred Stock is to allow for future corporate transactions and financings. Such additional shares may be used by the Company for stock issuances in the future to enter into strategic joint ventures or collaborative business arrangements, or to seek additional equity financing. All other terms of the preferred stock including Series A Cumulative Convertible will remain the same. No further shareholder action will be required to authorize the issuance of the additional shares of preferred stock and Series A Preferred Stock being authorized. See Appendices C and D for form of amended certificate of incorporation and form of amended certificate of designation for the Series A Cumulative Convertible Preferred Stock, respectively. In the event that this item is not approved by the security holders, the number of authorized shares of Preferred Stock shall not be increased and the number of authorized shares designated as Series A Cumulative Convertible Preferred Stock shall not be increased.

The Board of Directors recommends a vote “FOR” the approval of the authorization and designation of additional preferred stock as described above.

REVISED VOTING ITEM PER PROXY CARD

FOR	AGAINST	ABSTAIN

5. Increase of Authorized Preferred Stock from 500,000 shares to 2,000,000 shares and approval of increase in designation of Series A Cumulative Convertible Preferred Stock from 100,000 to 1,600,000 shares

☐	☐	☐

ADDITIONAL APPENDICES C AND D

APPENDIX C

PERNIX GROUP, INC.

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF PERNIX GROUP, INC.

Pernix Group, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify that:

First, that the Board of Directors for the Corporation duly adopted a resolution setting for a proposed amendment to the Restated Certificate of Incorporation of the Corporation to increase the number of Authorized Preferred Stock currently listed in the Restated Certificate of Incorporation, declaring said amendment to be advisable and putting the matter before the stockholders for consideration thereof.

Second, that thereafter, by affirmative vote of the holders of a majority of the outstanding shares of the Corporation’s common stock, pursuant to Article I, section 8 of the Corporation’s By-Laws and Section 228 of Delaware’s General Corporation Law, the following resolution to the Corporation’s Certificate of Incorporation was voted upon in favor of amendment:

Resolved, that Article Fourth of the Corporations Restated Certificate of Incorporation is amended in section (1) to read as follows.

(1) Upon the filing and effectiveness of the amendment to the Corporation’s Restated Certificate of Incorporation  (the “Effective Time”), as corrected pursuant to Delaware law, the total number of shares of stock which the Corporation shall have authority to issue is 22 million (22,000,000), consisting of 20 million (20,000,000) shares of Common Stock, par value $.01 per share (“Common Stock”) and 2 million (2,000,000) of Preferred Stock, par value $.01 per share (“Preferred Stock”).

IN WITNESS WHEREOF, said corporation has caused this certificate to be made effective this        Day of                     , 201  .

Pernix Group, Inc.
Nidal Z. Zayed
Secretary
Date:

C-1

APPENDIX D

PERNIX GROUP, INC.

AMENDMENT TO CERTIFICATE OF DESIGNATION

OF SERIES A PREFERRED STOCK OF

PERNIX GROUP, INC.

Pursuant to the provisions of Section 151(g) of the Delaware General Corporation Law,  Pernix Group, Inc., a Delaware corporation (the “Corporation”), does hereby certify that:

First, that effective as of                     , 201 , the shareholders of the Corporation, approved the amendment of the Restated Certificate of Incorporation to increase the number of authorized shares of Preferred Stock from five hundred thousand (500,000).to two million (2,000,000).

Second, that the Board of Directors for the Corporation, pursuant to the authority explicitly granted to them under Article Fourth of the Restated Certificate of Incorporation, adopted a resolution to amend the Certificate of Designation of Series A Preferred Stock, to increase the number of authorized shares designated as Series A Preferred Stock from one hundred thousand (100,000) to one million six hundred thousand (1,600,000).

Resolved, that the Certificate of Designation for Preferred Stock Series A is amended in the recitals to read as follows:

“PERNIX GROUP, INC.

Certificate of Designation

Series A Preferred Stock

Par Value $.01 per share

Pursuant to Section 151 of the

General Corporation law of the State of Delaware

The undersigned, Secretary of Pernix Group, Inc., a Delaware corporation (hereinafter called the “Corporation”), DOES HEREBY CERTIFY that the following resolution has been duly adopted by unanimous written consent of the Board of Directors of the Corporation:

“Resolved, effective as of                     , 201 , that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation by the provisions of the Certificate of Incorporation of the Corporation (as amended from time to time, the “Certificate of Incorporation”) , hereby is created out of the 2,000,000 shares of Preferred Stock, par value $.01 per share, of the Corporation authorized in Article Fourth of its Restated Certificate of Incorporation (the “Preferred Stock”), a series of Preferred Stock of the Corporation consisting of 1,600,000 shares, which series shall be designated as “Series A Preferred Stock” and shall have the following powers, designations, preferences and relative, participating, optional or other rights, and the following qualifications, limitations, and restrictions:”

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this        Day of                 , 201 .

Pernix Group, Inc.
Nidal Z. Zayed
Secretary
Date:

D-1

The Company appreciates your comments and acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company also acknowledges that the Securities and Exchange Commission staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Please let us know if you have any further questions or concerns.

Best Regards,

Pernix Group, Inc.

(Registrant)

Dated: October 17, 2013	/s/ Nidal Z. Zayed
Nidal Z. Zayed
President and Chief Executive Officer

/s/ Gregg Pollack
Gregg Pollack
Vice President Administration and Chief Financial Officer

/s/ Carol Groeber
Carol Groeber
Controller and Principal Accounting Officer

Cc: Asia Timmons-Pierce,

Staff Attorney.

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631